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                                                  Exhibit 12(a)(1)(H)

Media contact:
Michael Moser
(Office) (208) 384-6016
(Home)   (208) 853-9259

Investor contact:
Vincent Hannity

(Office) (208) 384-6390
(Home)   (208) 345-8141

FOR IMMEDIATE RELEASE:  March 13, 2000

BOISE CASCADE'S PROPOSAL TO PURCHASE MINORITY PUBLIC SHARES OF BOISE CASCADE
     OFFICE PRODUCTS FOR $16.50 PER SHARE ACCEPTED BY BOP'S COMMITTEE OF INDEPENDENT DIRECTORS

         BOISE, Idaho -- Boise Cascade Corporation (NYSE:BCC) announced today that its proposal to acquire the minority public shares of Boise Cascade Office Products (NYSE:BOP) for $16.50 per share in cash has been accepted by BOP's committee of independent directors. The committee has determined that the proposed price of $16.50 per share is fair to the minority public shareholders and will recommend that BOP shareholders tender their shares pursuant to Boise Cascade's offer.

         Boise Cascade and Boise Cascade Office Products have signed an Agreement and Plan of Merger, under which Boise Cascade will purchase all of the publicly held shares of Boise Cascade Office Products for $16.50 per share in cash. Under this agreement, Boise Cascade will commence a tender offer for the shares as soon as practical. Success of the tender offer will be contingent upon acquiring a majority of the shares not currently held by Boise Cascade.

         George J. Harad, chairman of the board and chief executive officer of Boise Cascade, stated that he is very pleased that the proposal has been

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accepted by the committee of independent directors. "We view the acquisition of
BOP's minority shares as an attractive investment that is consistent with our focus on growing our distribution businesses," he said. "We expect the proposed transaction to enhance Economic Value Added over time."

        Boise Cascade Corporation, headquartered in Boise, Idaho, is a major distributor of office products and building materials and an integrated manufacturer and distributor of paper and wood products. The company also owns and manages over 2 million acres of timberland in the United States. Visit the Boise Cascade web site at www.bc.com.

EACH BOP SHAREHOLDER WILL RECEIVE AN OFFER TO PURCHASE SHARES. THIS DOCUMENT WILL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY. BOISE CASCADE WILL ALSO FILE A TENDER OFFER STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. THIS STATEMENT WILL CONTAIN THE OFFER TO PURCHASE ALONG WITH OTHER IMPORTANT INFORMATION. ALL DOCUMENTS FILED WITH THE SEC CAN BE EXAMINED FREE OF CHARGE AT THE SEC WEB SITE (http://www.sec.gov). THEY WILL ALSO BE AVAILABLE FREE OF CHARGE BY CALLING THE BOISE CASCADE SHAREHOLDER SERVICES DEPARTMENT AT 1-800-544-6473.

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